================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               -----------------

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. )/*/

                               -----------------

                             THOUSAND TRAILS, INC.
--------------------------------------------------------------------------------
                               (Name of issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                        (Title of class of securities)

                                  885502 10 4
--------------------------------------------------------------------------------
                                (CUSIP number)

                           Mr. John S. Eastburn, Jr.
                          KTTI Holding Company, Inc.
                        KTTI Acquisition Company, Inc.
                               111 Radio Circle
                          Mount Kisco, New York 10549
                                (914) 241-7430
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                With a copy to:

                             Daniel S. Evans, Esq.
                                 Ropes & Gray
                            One International Place
                          Boston, Massachusetts 02110

                                April 29, 2003
--------------------------------------------------------------------------------
           (Dates of Events which Require Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 11 Pages)

CUSIP No. 885502104                                         Page 2 of 11

                                 SCHEDULE 13D

  ----------------------------------------------------------------------------
   1. NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            KTTI Holding Company, Inc.
  ----------------------------------------------------------------------------
   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) [X]
      (b) [_]
  ----------------------------------------------------------------------------
   3. SEC USE ONLY

  ----------------------------------------------------------------------------
   4. SOURCE OF FUNDS (See Instructions)

            OO
  ----------------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [_] ITEMS 2(d) OR 2(e)

  ----------------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
  ----------------------------------------------------------------------------

                    NUMBER OF    7.  SOLE VOTING POWER
                      SHARES
                   BENEFICIALLY         0
                     OWNED BY   -----------------------------
                       EACH      8.  SHARED VOTING POWER
                    REPORTING
                      PERSON            4,364,546*
                       WITH     -----------------------------
                                 9.  SOLE DISPOSITIVE POWER

                                        0
                                -----------------------------
                                10.  SHARED DISPOSITIVE POWER

                                        0
                   ------------------------------------------

     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,364,546*
     ----------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [_] SHARES (See Instructions)

     ----------------------------------------------------------------------
     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               62.7%
     ----------------------------------------------------------------------
     14. TYPE OF REPORTING PERSON (See Instructions)

               CO
     ----------------------------------------------------------------------
* Represents the number of shares of Common Stock of the Company beneficially owned (i) by Carl Marks Strategic Investments, L.P., Carl Marks Management Company, L.P., Andrew M. Boas, Robert C. Ruocco and James F. Wilson, as represented by Amendment No. 13 to Schedule 13D filed by such person on May 1, 2003, and (ii) William J. Shaw, William J. Shaw Family Partnership, L.P.
and BTM Enterprises, Inc., as represented by Amendment No. 2 to Schedule 13D filed by such person on May 1, 2003.

CUSIP No. 885502104                                         Page 3 of 11

                                 SCHEDULE 13D

  ----------------------------------------------------------------------------
   1. NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            KTTI Acquisition Company, Inc.
  ----------------------------------------------------------------------------
   2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) [X]
      (b) [_]
  ----------------------------------------------------------------------------
   3. SEC USE ONLY

  ----------------------------------------------------------------------------
   4. SOURCE OF FUNDS (See Instructions)

            OO
  ----------------------------------------------------------------------------
   5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [_] ITEMS 2(d) OR 2(e)

  ----------------------------------------------------------------------------
   6. CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
  ----------------------------------------------------------------------------

                    NUMBER OF    7.  SOLE VOTING POWER
                      SHARES
                   BENEFICIALLY         0
                     OWNED BY   -----------------------------
                       EACH      8.  SHARED VOTING POWER
                    REPORTING
                      PERSON            4,364,546*
                       WITH     -----------------------------
                                 9.  SOLE DISPOSITIVE POWER

                                        0
                                -----------------------------
                                10.  SHARED DISPOSITIVE POWER

                                        0
                   ------------------------------------------

     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               4,364,546*
     ----------------------------------------------------------------------
     12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [_] SHARES (See Instructions)

     ----------------------------------------------------------------------
     13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               62.7%
     ----------------------------------------------------------------------
     14. TYPE OF REPORTING PERSON (See Instructions)

               CO
     ----------------------------------------------------------------------
* Represents the number of shares of Common Stock of the Company beneficially owned (i) by Carl Marks Strategic Investments, L.P., Carl Marks Management Company, L.P., Andrew M. Boas, Robert C. Ruocco and James F. Wilson, as represented by Amendment No. 13 to Schedule 13D filed by such person on May 1, 2003, and (ii) William J. Shaw, William J. Shaw Family Partnership, L.P.
and BTM Enterprises, Inc., as represented by Amendment No. 2 to Schedule 13D filed by such person on May 1, 2003.

Item 1.  Security and Issuer.

   The class of equity securities to which this Statement on Schedule 13 (the "Statement") relates is the common stock, par value $.01 per share (the "Common Stock"), of Thousand Trails, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3801 Parkwood Boulevard, Suite 100, Frisco, Texas 75034.

Item 2.  Identity and Background.

   (a)-(c), and (f). The name of the person filing this statement is KTTI Holding Company, Inc., a Delaware corporation ("Holdings"), and KTTI Acquisition Company, Inc., a Delaware corporation ("KTTI Acquisition" and, together with Holdings collectively the "Reporting Person"). The principal business of the Reporting Person will be the acquisition of the Company. Holdings owns all of the outstanding shares of capital stock of KTTI Acquisition. Upon the issuance of equity of Holdings in connection with the Merger (as defined below), Holdings will be owned by Kohlberg Investors IV, L.P., a Delaware limited partnership ("Investors IV"), Kohlberg TE Investors IV, L.P., a Delaware limited partnership ("TE Investors IV"), Kohlberg Offshore Investors IV, L.P., a Delaware limited partnership ("Offshore Investors IV"), and Kohlberg Partners IV, L.P., a Delaware limited partnership ("Partners IV" and, collectively with Investors IV, TE Investors IV and Offshore Investors, "Kohlberg Fund IV"). Kohlberg Fund IV is a private investment fund. The general partner of each of the limited partnerships that comprise Kohlberg Fund IV is Kohlberg Management IV, L.L.C., a Delaware limited liability company ("Kohlberg Management IV"). The principal business of Kohlberg Management IV is serving as the general partner of Kohlberg Fund IV. James A. Kohlberg, Christopher Lacovara and Samuel P. Frieder are Managing Member, Senior Member and Senior Member, respectively, of Kohlberg Management IV, and each is a member of the operating committee of Kohlberg Management IV.

   The address of the principal business and the principal office of the Reporting Person, Kohlberg Fund IV and Kohlberg Management IV is 111 Radio Circle, Mount Kisco, New York 10549. The name, business address, present principal occupation or employment of each director and executive officer of the Reporting Person and each person controlling the Reporting Person is set forth on Schedule A, which is incorporated by reference herein.

   (d)-(e). During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any other person or entity referred to in this Item 2 (including those listed on Schedule A hereto): (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

   The Reporting Person may be deemed to have acquired beneficial ownership of 4,364,546 shares of Common Stock pursuant to Voting Agreements, dated April 29, 2003, (the "Voting Agreements") entered into between Holdings, KTTI Acquisition and each of Carl Marks Strategic Investments, L.P., William J. Shaw and William
J. Shaw Family Partnership, L.P. (collectively, the "Stockholders"). Subject to the terms of the Voting Agreements, the Stockholders have (a) granted an irrevocable proxy to Holdings to vote all of the capital stock of the Company that they own (i) for the adoption and approval of the Merger Agreement and the Merger (each as defined in Item 4), (ii) against any Acquisition Proposal (as defined in the Merger Agreement) other than the Merger, (iii) against any proposal for action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement, or which could reasonably be expected to result in any condition to the Reporting Person's obligations to consummate the Merger not being fulfilled, (iv) against any change in the present capitalization of the Company, (v) against any other material change to the Company's corporate structure or business or (vi) against any other action that under applicable law requires the approval of the Company's stockholders, which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the consummation of the Merger or the transactions contemplated by the Merger Agreement or the Voting Agreements, and (b) agreed, if Holdings elects not to exercise its rights to vote the capital stock pursuant to such irrevocable proxy, to vote all of the capital stock of the Company that they own (i) for the adoption and approval of the Merger Agreement or (ii) as otherwise described in clauses (ii) through (vi) above. The Voting Agreements were entered into in consideration of the execution and delivery of the Merger Agreement and the Reporting Person did not pay additional consideration in connection with the execution and delivery of the Voting Agreements.

   The foregoing description of the Voting Agreements is qualified in its entirety by reference to such agreements incorporated in this filing by reference to Exhibits 3 and 4 to Amendment No. 2 to the Schedule 13D filed by William J. Shaw, BTM Enterprises, Inc. and the William J. Shaw Family Partnership, L.P. on May 1, 2003 and Exhibit 1 to Amendment No. 13 to the
Schedule 13D filed by Carl Marks Strategic Investments, L.P., Carl Marks Management Company, L.P., Andrew M. Boas, Robert C. Ruocco and James F. Wilson on May 1, 2003

Item 4.  Purpose of Transaction.

   On April 29, 2003, the Company, Holdings and KTTI Acquisition entered into an Agreement and Plan of Merger (the "Merger Agreement"), that, subject to the terms and conditions thereof, contemplates (i) the merger of KTTI Acquisition with and into the Company, with the Company as the surviving corporation (the "Merger"), and (ii) the conversion of (A) each outstanding share of Common
Stock into the right to receive $14.50 minus the Working Capital Adjustment Amount (as defined in the Merger Agreement) in cash per share, and (B) the conversion of each outstanding option to purchase Common Stock into the right to receive the excess, if any, of $14.50 minus the Working Capital Adjustment Amount in cash per share over the per share exercise price of such option. Consummation of the Merger is subject to a number of conditions of the Merger Agreement, including without limitation, obtaining the approval of the stockholders of the Company, regulatory and other third-party consents and the completion of financing arrangements. The foregoing description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement incorporated in this filing by reference to the Current Report on Form 8-K filed by the Company on May 1, 2003. The purpose of entering into the Voting Agreements was to aid in facilitating the consummation of the Merger.

   Upon consummation of the Merger, it is expected that the board of directors of the Company will be made up solely of directors designated by Kohlberg Management IV. It is also anticipated that the current management of the Company will continue to be the management of the Company after consummation of the Merger. The certificate of incorporation and by-laws of the surviving corporation will be the certificate of incorporation and by-laws of KTTI Acquisition in effect immediately prior to the Merger.

   If the Merger is consummated, it is expected that the Company will cease to be a public company and that the Common Stock will cease to be traded on the American Stock Exchange and the only remaining stockholder of the Company immediately after such consummation would be Holdings. It is also anticipated that the Common Stock would become eligible for termination of registration under Section 12(g)(4) of the Exchange Act upon consummation of the Merger.

Item 5.  Interest in Securities of the Issuer.

   (a)-(b). The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of Holdings and KTTI Acquisition, and (ii) to the knowledge of the Reporting Person, by each other person who may be deemed to be a member of the group, is as follows:

                                                                                        Number
                                                                                          of
                                                                    Number              Shares:
                                                                      of     Number of  Sole or
                                                                    Shares:   Shares:   Shared
                                                         Aggregate   Sole     Shared     Power
                                                         Number of   Power   Power to     to     Approximate
Reporting Person and Each Other Person Named in Item 2    Shares*   to Vote    Vote*    Dispose  Percentage**
------------------------------------------------------   ---------  -------  ---------  -------  ------------
                Holdings..............................   4,364,546     0     4,364,546     0         62.7%
                                                         ---------   ---     ---------   ---         -----
                KTTI Acquisition......................   4,364,546     0     4,364,546     0         62.7%
                Kohlberg Fund IV......................   4,364,546***  0     4,364,546     0         62.7%
                Kohlberg Management IV................   4,364,546***  0     4,364,546     0         62.7%

                                                                                        Number
                                                                                          of
                                                                    Number              Shares:
                                                                      of     Number of  Sole or
                                                                    Shares:   Shares:   Shared
                                                         Aggregate   Sole     Shared     Power
                                                         Number of   Power   Power to     to     Approximate
Reporting Person and Each Other Person Named in Item 2    Shares*   to Vote    Vote*    Dispose  Percentage**
------------------------------------------------------   ---------  -------  ---------  -------  ------------
   Each person listed on Schedule A attached hereto...       0         0         0         0          0%

--------
* Includes 43,392 shares of Common Stock owned by William J. Shaw; 386,268 shares of Common Stock that are issuable upon the exercise of outstanding vested stock options held by William J. Shaw; 781,038 shares of Common Stock owned by William J. Shaw Family Partnership, L.P. and 3,153,848 shares of Common Stock owned by Carl Marks Strategic Investments, L.P. Additional information enumerated in this Item 5 with respect to William J. Shaw and the William J. Shaw Family Partnership, L.P. can be found in Amendment 2 to the Schedule 13D filed by William J. Shaw, William J. Shaw Family Partnership, L.P. and BTM Enterprises, Inc. on May 1, 2003. Additional information enumerated in this Item 5 with respect to Carl Marks Strategic Investments, L.P. can be found in Amendment 13 to the Schedule 13D filed by Carl Marks Management Company, L.P., Andrew M. Boas, Robert C. Ruocco and James F. Wilson on May 1, 2003.
** Based on 6,965,017 shares of Common Stock outstanding as of February 10, 2003, which is based on information reported in the Company's 10-Q, for the period ended December 31, 2002.
*** Includes 4,364,546 shares of Common Stock that will be deemed to be beneficially owned by such person upon the issuance of equity of Holdings in connection with the Merger as described in Item 2 above.

   Except as set forth in this Statement, to the knowledge of the Reporting Person, no other person or entity referred to in Item 2 (including those listed on Schedule A hereto) beneficially owns any shares of Common Stock.

   (c). Except for the 4,364,546 shares of Common Stock subject to the Voting Agreements that were entered into on April 29, 2003, there have been no transactions in the Common Stock that were effected during the past sixty days by the Reporting Person. To the knowledge of the Reporting Person, no other person or entity referred to in Item 2 (including those listed on Schedule A hereto) has effected any transaction in the Common Stock in the past sixty days.

   (d). To the knowledge of the Reporting Person, except for the Stockholders no other person or entity possesses any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock identified in Item 5(a).

   (e). Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

   Except for the arrangements described in Items 3, 4 or 5 of this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person or, to the knowledge of the Reporting Person, any other person or entity referred to in Item 2 (including those listed on Schedule A hereto), or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

   Documents Incorporated by Reference:

   1. Agreement and Plan of Merger, dated as of April 29, 2003, by and between KTTI Holding Company, Inc., KTTI Acquisition Company, Inc. and Thousand Trails, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Thousand Trails, Inc. on May 1, 2003).

   2. Voting Agreement entered into between KTTI Holding Company, Inc., KTTI Acquisition Company, Inc. and William J. Shaw (incorporated by reference to
Exhibit 3 to Amendment No. 2 to the Schedule 13D filed by William J. Shaw, William J. Shaw Family Partnership, L.P., and BTM Enterprises, Inc. on May 1,
2003).

   3. Voting Agreement entered into between KTTI Holding Company, Inc., KTTI Acquisition Company, Inc. and William J. Shaw Family Partnership, L.P. (incorporated by reference to Exhibit 4 to Amendment No. 2 to the Schedule 13D filed by William J. Shaw, William J. Shaw Family Partnership, L.P., and BTM Enterprises, Inc. on May 1, 2003).

   4. Voting Agreement entered into between KTTI Holding Company, Inc., KTTI Acquisition Company, Inc. and Carl Marks Strategic Investments, L.P., (incorporated by reference to Exhibit 1 to Amendment No. 13 to the Schedule 13D filed by Carl Marks Strategic Investments, L.P., Carl Marks Management Company, L.P., Andrew M. Boas, Robert C. Ruocco and James F. Wilson on May 1, 2003).

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2003

                                           KTTI HOLDING COMPANY, INC.

                                           By:     /s/  JOHN S. EASTBURN, JR.
                                                  -----------------------------
                                           Name:      John S. Eastburn, Jr.
                                           Title:           President


                                           KTTI ACQUISITION COMPANY, INC.

                                           By:     /s/  JOHN S. EASTBURN, JR.
                                                  -----------------------------
                                           Name:      John S. Eastburn, Jr.
                                           Title:           President

                                                                     Schedule A

   The following table sets forth the name, the present principal occupation or employment and business address of each director or executive officer of KTTI Holding Company, Inc. and KTTI Acquisition Company, Inc and each person controlling KTTI Holding Company, Inc.

Name and Age                  Present Principal Occupation or Employment
------------                  ------------------------------------------

James A. Kohlberg (45)        Managing Member and member of the operating
                              committee of Kohlberg Management IV (the general partner of each of the limited partnerships that comprise Kohlberg Fund IV, which, upon issuance of equity of Holdings, will be the controlling stockholders of KTTI Holding Company, Inc.), and
                              Managing Member of Kohlberg & Co., L.L.C.
                              ("Kohlberg & Co."), a private merchant banking firm. Mr. Kohlberg's business address is 111
                              Radio Circle, Mount Kisco, New York 10549.

John S. Eastburn, Jr. (44)    President and Assistant Secretary of KTTI Holding
                              Company, Inc., President and Assistant Secretary of KTTI Acquisition Company, Inc., Member of
                              Kohlberg Management IV and Principal of Kohlberg
                              & Co. Mr. Eastburn's business address is 111
                              Radio Circle, Mount Kisco, New York 10549.

Samuel P. Frieder (38)        Senior Member and member of the operating
                              committee of Kohlberg Management IV, and Principal of Kohlberg & Co. Mr. Frieder's business address is 111 Radio Circle, Mount
                              Kisco, New York 10549.

Christopher Lacovara (38)     Senior Member and member of the operating
                              committee of Kohlberg Management IV, and Principal of Kohlberg & Co. Mr. Lacovara's business address is 111 Radio Circle, Mount
                              Kisco, New York 10549.

Shant Mardirossian (35)       Vice President and Treasurer of KTTI Holding
                              Company, Inc., Vice President and Treasurer of
                              KTTI Acquisition Company, Inc., Member of
                              Kohlberg Management IV and the Chief Financial
                              Officer of Kohlberg & Co. Mr. Mardirossian's business address is 111 Radio Circle, Mount
                              Kisco, New York 10549.

Christopher Anderson (28)     Vice President and Secretary of KTTI Holding
                              Company, Inc., Vice President and Secretary of
                              KTTI Acquisition Company, Inc., Member of
                              Kohlberg Management IV and Associate of Kohlberg
                              & Co. Mr. Anderson's business address is 111
                              Radio Circle, Mount Kisco, New York 10549.